SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)

                    DARLING INTERNATIONAL, INC.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                        237-266-10-1
                       (CUSIP Number)

                   Glenn J. Cocchiola, Esq.
                    Dillon, Bitar & Luther
                        53 Maple Avenue
                   Morristown, NJ  07963-0398
                        (201) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                     November 22, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]

Check the following box if a fee is being paid with the
statement.  [ ]   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   237-266-10-1

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Intermarket Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               New York


7.   SOLE VOTING POWER
                                                          -- 0 --

8.   SHARED VOTING POWER
                                                          460,768

9.   SOLE DISPOSITIVE POWER
                                                          -- 0 --

10.  SHARED DISPOSITIVE POWER
                                                          460,768

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                   460,768

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.1%


14.  TYPE OF REPORTING PERSON*                              CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.   Security and Issuer.

          This Statement on Schedule 13D is filed with respect to Darling International, Inc. (the "Issuer"), which has its principal executive offices at 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas 75038, telephone number (214) 717-0300. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock"). This Statement is filed by Intermarket Corp. ("Intermarket").

Item 2.   Identity and Background.

          Intermarket is a New York corporation, having its principal place of business 667 Madison Avenue, New York, New York 10021. Intermarket's principal business is providing investment management services to corporations and acting as a general partner of investment partnerships.

          The executive officers of Intermarket are Lionel Goldfrank, III, President; Ian MacKenzie, Vice President; Thomas
P. Borger, Vice President; and David B. Forer, Vice President. Each has as his business address, the address of Intermarket. Each has, as his principal occupation or employment, the position with Intermarket listed above. The executive officers of Intermarket constitute of all of its shareholders and no shareholder has absolute control.

          No other person is directly or indirectly in control of Intermarket.

          Neither Intermarket nor any person named in this Item
2. has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither Intermarket nor any such person was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the persons identified in response to this Item
2. are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Shares of the Common Stock were acquired by various corporations, partnerships and a foundation to which Intermarket provides investment management services. On May 25, 1995, four entities advised by Intermarket purchased, in an open market transaction from a market maker, 95,000 shares of Common Stock for $1,662,500 or $17.50 per share. On June 2, 1996 the same four entities purchased, in open market transactions through a market maker, 49,000 shares for $857,500 or $17.50 per share. On November 22 the same four entities plus a fifth entity purchased, in open market transactions through a market maker, 100,000 shares for $2,350,000 or $23.50 a share. The source of funds for these transactions was available cash in the investment accounts of the advised entities and in certain cases, margin loans from Bear Stearns & Co., Inc., a clearing broker.

Item 4.   Purpose of Transaction.

          These purchases were made in the ordinary course of business of each of these advised entities. The purpose of each acquisition was investment.

          Intermarket and these entities reserve the right to sell shares of the Common Stock and to purchase additional shares of the Common Stock. At the present time, such entities are seeking to acquire additional shares of Common Stock, but only at favorable prices. Intermarket does not intend that such entities should acquire sufficient additional shares such that Intermarket would be regarded as beneficially owning more than 10% of the Common Stock.

          Intermarket has no plan or proposal which relates to the actions set forth in the Instructions to Item 4 of Schedule
13D or any action similar thereto.

Item 5.   Interest in Securities of the Issuer.

          Intermarket provides investment management services to corporations and foundations and acts as the general partner of investment limited partnerships. None of these entities hold or beneficially own in excess of 5% of the Common Stock of the Issuer. As of the date of this Schedule 13D, such entities hold in the aggregate 460,768 shares of the Common Stock or 9.1% of the outstanding shares of Common Stock based upon information contained in the Issuer's Report on Form 10-Q dated November 13, 1995 (5,085,510 shares of Common Stock were indicated as being outstanding as of November 13, 1995). As a result of the investment management services provided to these entities by Intermarket, Intermarket may be deemed to have shared voting and dispositive power over such shares with such holders.

          Intermarket has had no transaction in the securities of the Issuer, and none of the entities to which it provides investment management services has had transactions in the securities of the Issuer in the last sixty (60) days except for the following purchase of Common Stock:

          Date                Amount              Price

          11/22/95            100,000             $23.50

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Materials To Be Filed As Exhibits.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              INTERMARKET CORP.



Dated: November 29, 1995      By:  DAVID B. FORER
                                   David B. Forer, Vice President